# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950103-25-014354
Filed by CIK 0001910025

## Reporting persons
- Qiming Venture Partners VIII-HC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,089,767; shared voting power 0; sole dispositive power 1,089,767; shared dispositive power 0; aggregate amount beneficially owned 1,089,767 (2.8% of the class)
  Comment: Note to Row (11): The percentage is calculated based on 38,720,196 shares of Common Stock outstanding on December 31, 2025, as the information provided by the Issuer.
- Qiming Venture Partners VIII Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 910,172; shared voting power 0; sole dispositive power 910,172; shared dispositive power 0; aggregate amount beneficially owned 910,172 (2.4% of the class)
  Comment: Note to Row (11): The percentage is calculated based on 38,720,196 shares of Common Stock outstanding on December 31, 2025, as the information provided by the Issuer.
- Qiming GP VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 910,172; shared voting power 0; sole dispositive power 910,172; shared dispositive power 0; aggregate amount beneficially owned 910,172 (2.4% of the class)
  Comment: Note to Row (5) (7) and (9): As of the date of this Schedule 13G/A filing, Qiming GP VIII, LLC is the general partner of Qiming Venture Partners VIII, L.P. and Qiming VIII Strategic Investors Fund, L.P., which are the members of the Qiming Venture Partners VIII Investments, LLC with 99.50% and 0.50% equity interest in Qiming Venture Partners VIII Investments, LLC, respectively.
  
  Note to Row (11): The percentage is calculated based on 38,720,196 shares of Common Stock outstanding on December 31, 2025, as the information provided by the Issuer.
- Qiming GP VIII-HC, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,089,767; shared voting power 0; sole dispositive power 1,089,767; shared dispositive power 0; aggregate amount beneficially owned 1,089,767 (2.8% of the class)
  Comment: Note to Row (5) (7) and (9): As of the date of this Schedule 13G/A filing, Qiming GP VIII-HC, LLC is the general partner of Qiming Venture Partners VIII-HC, L.P.
  
  Note to Row (11): The percentage is calculated based on 38,720,196 shares of Common Stock outstanding on December 31, 2025, as the information provided by the Issuer.

## Item 1. Issuer
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, MA, 02116.

## Item 2. Person Filing
Name of person filing: Qiming Venture Partners VIII Investments, LLC ("QVP VIII LLC"), Qiming Venture Partners VIII-HC, L.P. ("QVP VIII-HC"), Qiming GP VIII, LLC, Qiming GP VIII-HC, LLC (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The registered address of each of the Reporting Persons is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Citizenship: All Reporting Persons are organized in Cayman Islands.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 5, 2025 (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on November 5, 2025).
https://www.sec.gov/Archives/edgar/data/1817229/000095010325014354/dp237001_exa.htm

## Signatures
- Qiming Venture Partners VIII-HC, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)
- Qiming Venture Partners VIII Investments, LLC: /s/ Holan Lam, Holan Lam/Manager (02/13/2026)
- Qiming GP VIII, LLC: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)
- Qiming GP VIII-HC, LLC: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)